

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404**

Mail Stop 3561

June 30, 2008

Mr. Tommy Siu Lun Fork
Chief Financial Officer
Ninetowns Internet Technology Group Company Limited
11/F, Ka Wah Bank Centre
232 Des Voeux Road Central
Hong Kong

> **Re: Ninetowns Internet Technology Group Company Limited
> Form 20-F for the Fiscal Year Ended December 31, 2006
> Filed July 16, 2007
> File No. 0-51025**

Dear Mr. Fork:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Jennifer Thompson
Branch Chief